EXHIBIT 12.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(Dollars in thousands, except for ratios)
Earnings
Income from continuing operations before income taxes (1)	$393,122	$450,162	$432,272	$364,348	$277,556
Less: Equity in earnings from unconsolidated subsidiaries	(4,597)	(44,225)	(18,788)	(11,880)	(7,061)
Add: Equity earnings from unconsolidated subsidiaries with greater than 50% ownership	(31,096)	23,371	—	—	—
Add: Distributed earnings of subsidiaries with less than 50% ownership	157	5,798	—	—	—
Fixed charges	40,414	30,598	27,172	22,426	19,774

Total earnings	$398,000	$465,705	$440,657	$374,894	$290,269

Fixed charges
Interest expense	$20,815	$17,654	$15,218	$10,361	8,705
Interest expense of unconsolidated subsidiaries with greater than 50% ownership	12,389	5,493	—	—	—
Distributions on manditorily redeemable preferred securities	3,676	4,030	7,604	8,309	8,309
Interest component of rent expense (2)	3,534	3,422	4,351	3,756	2,760

Total fixed charges	$40,414	$30,599	$27,172	$22,426	$19,774

Ratio of earnings to fixed charges	9.85	15.22	16.22	16.72	14.68

(1)	In October 2003, the Company announced that it had reached a definitive agreement to sell APTIC. Following the announcement, the Company began reporting APTIC's results as discontinued operations in the Consolidated Statements of Operations. The calculation of of the ratio of earnings to fixed charges excludes discontinued operations. Prior periods have been restated to conform to the 2003 presentation.
(2)	Represents an estimated interest factor.

1